SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 24, 2008

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated January 24, 2008, announcing the unveiling of PLM 2.0 on V6 Platform.

Dassault Systèmes Unveils PLM 2.0 on V6 Platform

First Customers Experiencing Value of
PLM Online for All with V6

Suresnes, France, January 24, 2008- Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced PLM 2.0 and its new V6 platform. PLM 2.0 - PLM online for all, is a 3D online environment for everybody to experience products virtually where all user interactions generate Intellectual Property (IP). V6 is DS’s next generation platform for PLM 2.0.

“PLM 2.0 is to PLM what Web 2.0 is to the Web, harnessing collective intelligence from online communities. Any user can imagine, share and experience products in the universal language of 3D. PLM 2.0 brings knowledge, from idea to product experience (IP), to life. It merges the real and virtual in an immersive lifelike experience,” explains Bernard Charlès, president and CEO, Dassault Systèmes. “With V6, IP can be put to use immediately via ‘networked’ PLM solutions, so that anybody can ‘test drive’ a virtual product in the real world.”

“Online collaboration and content authoring is critical for our business. Working globally around the clock is necessary in today’s business climate. V6 enables people to work together concurrently in real time via a simple Web connection. The 3D interface and user experience make it easy for anybody to participate in the product lifecycle - designers, supply chain, or end customers. This improves our ability to innovate for our customers rapidly and efficiently,” says Walter Knoblauch, PLM manager, Schuler.

“V6 delivers a single PLM platform for all PLM business processes, available to anybody anywhere, spanning engineering groups, business and end users. V6 also gives intelligent access to all IP no matter the data source location, with MatrixOne technology built into the foundation. V6 is an open platform, embracing SOA standards and rapid to deploy,” explains Dominique Florack, senior executive vice president, Products - R&D, Dassault Systèmes.

V6 values match customers’ requirements for their PLM strategies:
•
Single PLM platform for IP management: V6 supports modeling applications spanning all engineering disciplines and Collaborative Business Processes (CBP) including end user experiences, through the product lifecycle.

•
Global collaborative innovation: PLM’s future is about expanded collaboration amongst all players, so that they can bring together Requirements, Functional, Logical and Physical (RFLP) definitions of the product.

•
Online creation and collaboration: V6 is enabled for real time, concurrent work, across multiple locations via a simple Web connection. This is critical for companies implementing global engineering and manufacturing strategies.

•
Lifelike experience: V6’s interface is intuitive - any user can easily find and search information, communicate, collaborate and experience products in 3D online - mimicking what would happen in the real world.

•
Ready-to-use PLM business processes: V6 unifies engineering and enterprise processes including program and compliance management and sourcing. V6 Industry Accelerators provide industry-specific PLM best practices and capabilities, to speed deployment and cut time to ROI.

•
Lower cost of ownership: Quick ramp up time via a single server and database for all applications dramatically reduces cost of ownership and spurs efficient collaboration. SOA standards compliance allows easy integration with existing systems and modeling of business processes with no programming skills, supporting an adaptable business model.

DS’s V6 PLM solutions (CATIA, DELMIA, SIMULIA, ENOVIA) are scheduled for general availability in May 2008. As for previous major versions, DS will expand the value of customers’ existing PLM assets and continue to develop V5 releases, enabling transition to V6. As part of this effort, ENOVIA MatrixOne 10.8, announced today, is V6 enabled. By upgrading to 10.8, ENOVIA MatrixOne customers will be V6 ready. For more information, visit http://www.3ds.com/V6

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About Dassault Systèmes:
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance to recycling. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences.  Dassault Systèmes is listed on the Nasdaq (DASTY) and Eurolist (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com.

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3D VIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Press Contacts:

Derek Lane (DS Americas)	derek.lane@3ds.com	+1 (818) 673-2243
Mikiko Igarashi (DS AP)	mikiko.igarashi@3ds.com	+81 3 5442 4138
Arnaud Malherbe (DS EMEA)	arnaud.malherbe@3ds.com	+33 (0)1 55 49 87 73

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.
Date: January 24, 2008

By:  /s/ Thibault de Tersant

Name:   Thibault de Tersant
Title:     Senior EVP and Chief  Financial Officer